SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 4, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

METSO RECEIVES ORDERS WORTH EUR 25 MILLION FOR GRINDING EQUIPMENT TO
CHILE AND CHINA

     (Helsinki, Finland, December 4, 2002) – Metso Minerals, the rock and mineral processing business area of Metso Corporation (NYSE: MX; HEX: MEO) will supply grinding equipment for two major mine expansion projects in Chile and China. The combined value of the orders is EUR 25 million. The deliveries will take place in the second half of 2003. The delivery to Chile will include the world’s largest semi-autogenous (SAG) and ball mills.

     Compañía Minera Doña Ines de Collahuasi in Chile has ordered five Metso grinding mills to regrind copper concentrate and for lime slaking in the Ujina-Rosario Transition Project. Metso’s delivery will include the world’s largest semi-autogenous (SAG) and ball mills. The SAG mill will have a diameter of 12 meters and 21 megawatt installed power. The ball mill will be 7.5 meters in diameter with 15.5 megawatt installed power. The Collahuasi mine, located in Northern Chile, is a joint venture owned by Falconbridge Ltd (44%), Anglo American (44%) and a Japanese consortium (12%).

     Metso Minerals will also supply Anhui TongDu Copper Stock Co. Ltd. in China a grinding mill for the Dongguashan copper project located in central Anhui province. The mill will be the first imported high-aspect SAG mill in operation in China.

     Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

     For additional information, please contact:

Jeff Leonard, President, Metso Minerals, Minerals Processing business line / Grinding York, Pennsylvania, USA, mobile phone +1 717 880 8807

Yrjö Norri, Vice President, Marketing Communications, Metso Minerals Tampere, Finland, mobile phone +358 40 503 2564

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

     Date December 4, 2002

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:

Name: Sakari Tamminen
Title: Executive &Vice President CFO Metso Corporation

By:

Name: Harri Luoto
Title: Senior Vice President, General Counsel Metso Corporation

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